Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

First Citizens Bancshares, Inc., released the following presentation related to its proposed merger with First Citizens Bancorporation, Inc., which was announced on June 10, 2014:

First Citizens BancShares, Inc. Announces Merger Agreement With First Citizens Bancorporation, Inc. June 10, 2014

Forward Looking Statements/Additional Information This document may contain forward - looking statements . Factors that could cause actual results to differ materially from those expressed in such forward - looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC . In connection with the proposed merger, First Citizens BancShares will file with the U . S . Securities and Exchange Commission (the “SEC”) a Form S - 4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction . Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction . Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www . sec . gov) . These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation : ▪ First Citizens BancShares – Visit the website at https : //www . firstcitizens . com/meet - first - citizens/corporate - information/corporate - profile/, direct a request to Proxy Request, Post Office Box 27131 , Raleigh, N . C . 27611 - 7131 or call 919 . 716 . 7711 . ▪ First Citizens Bancorporation – Visit the website at https : //www . firstcitizensonline . com/about/financial/index . html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St . , Columbia, S . C . 29201 or call 803 . 931 . 1320 . First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger . Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14 A on March 17 , 2014 . Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available .. The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC . 2

Transaction Summary

Transaction:	▪ First Citizens Bancorporation, Inc. ("FCBN") will merge into First Citizens BancShares, Inc. ("FCNCA")
Consideration:	▪ A fixed exchange ratio of 4.0000x in Class A Common Stock and $50.00 in cash, or at the election of the shareholder; ▪ A fixed exchange ratio of 3.5800x in Class A Common Stock and 0.4200x in Class B Common Stock
Implied Price Per Share - FCBN:	▪ $989.96 [1]
Approximate Aggregate Value - FCBN:	▪ $676.4 million [1]
Preferred Equity:	▪ $3.1 million in FCBN preferred stock will be redeemed prior to close
Management:	▪ Frank Holding Jr. will remain Chairman and CEO
Transaction Multiples [1]:	▪ Price / TBV: 118% ▪ Price / LTM EPS: 14.2x
Compelling Returns [2]:	▪ > 40% accretion to EPS in 2015 ▪ Approx. 2.0% dilutive to TBV ▪ TBV dilution earned back in approximately one year
Estimated Merger-Related Costs:	▪ $30.5 million pre-tax merger related charges
Estimated Cost Savings:	▪ $51.0 million, 20.0% of FCBN's 2013 non-interest expense
Required Approvals:	▪ Customary regulatory approvals and shareholder approval from both FCNCA and FCBN
Expected Closing:	▪ Fourth quarter 2014

Note: Market data as of 6/9/14.
(1) Based on FCNCA's closing price of $234.99 on 6/9/14 and assumes all FCBN shareholders elect a fixed exchange ratio of 4.0000x and $50 per share in cash.
(2) Estimated financial impact for illustrative purposes only; actual results may differ materially; EPS accretion in 2015 excludes transaction expenses recognized in 2015.

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Transaction Highlights 4 Strategic Rationale Financially Compelling ¹ Risk Management Factors ▪ Creates the 6 th largest bank headquartered in the Southeast and the 30 th largest in the United States ▪ 2015 EPS accretion > 40% ▪ Track record of 26 bank acquisitions since 1990 ▪ Creates the largest family - controlled bank in the United States, c ombining the two First Citizens franchises under one name ▪ Approximately 2.0% dilutive to TBV ▪ Shared brand / ATM network are expected to minimize integration costs ▪ Complementary branch networks in the Carolinas ▪ TBV earnback of approximately one year ▪ Thorough due diligence process and credit review were performed on FCBN ▪ Continues FCNCA’s growth as a strong, diversified financial institution ▪ Strong pro forma capital ratios provide strategic and financial flexibility ▪ Similar cultures and organization histories should facilitate a smooth integration ▪ Strong profitability with excellent asset quality (1) Estimated financial impact for illustrative purposes only; actual results may differ materially; EPS accretion in 2015 excludes transac tio n expenses recognized in 2015 .

Pro Forma Branch Map 5 FCNCA (401) FCBN (176) Pro Forma Financial Highlights ¹ Assets $31 billion Loans $18 billion Deposits $26 billion (1) Preliminary and does not give effect to purchase accounting adjustments; presented for illustrative purposes only and does not indicate actual results of the combined company. Source: SNL Financial.

FCNCA Franchise Overview

- Premium brand built over 116 years
- 38th largest bank in the U.S. (by deposits)
- Third largest bank headquartered in North Carolina (by deposits)
- 401 branches in 17 states and D.C. with 0.15% cost of deposits [1]
- Expansive and geographically diverse branch network, serving both metropolitan and rural communities and providing access to high-wealth and loan-rich markets
- Significant growth opportunity within existing markets
  - Greater than 1/3 of branches are outside of North Carolina
  - Presence in high-growth California, Texas and Florida markets
  - Ability to expand current product offerings and model into nationwide locations

(1) Cost of deposits for quarter ending 3/31/14.
Source: SNL Financial; deposit market share as of 6/30/13; branch total for FCNCA as of 6/9/14.

United States

Rank	Institution (ST)	Branches	Market Deposits ($M)	Market Share (%)
1	Bank of America Corp. (NC)	5,071	1,010,543	11.98
2	Wells Fargo & Co. (CA)	6,299	937,242	11.11
3	JPMorgan Chase & Co. (NY)	5,687	916,569	10.87
4	Citigroup Inc. (NY)	999	444,914	5.28
5	U.S. Bancorp (MN)	3,240	241,339	2.86
6	PNC Financial Services Group (PA)	2,854	209,785	2.49
7	Capital One Financial Corp. (VA)	899	188,044	2.23
8	Toronto-Dominion Bank	1,325	178,320	2.11
9	BB&T Corp. (NC)	1,856	138,498	1.64
10	Bank of New York Mellon Corp. (NY)	53	133,066	1.58
38	**First Citizens BancShares Inc. (NC)**	**401**	**18,703**	**0.22**
	Total For Institutions In Market	**95,151**	**8,433,773**	

North Carolina

Rank	Institution (ST)	Branches	Market Deposits ($M)	Market Share (%)
1	Bank of America Corp. (NC)	181	169,972	49.11
2	BB&T Corp. (NC)	362	53,775	15.54
3	Wells Fargo & Co. (CA)	335	51,606	14.91
4	**First Citizens BancShares Inc. (NC)**	**265**	**13,717**	**3.96**
5	PNC Financial Services Group (PA)	153	8,242	2.38
6	SunTrust Banks Inc. (GA)	162	7,143	2.06
7	Yadkin Financial Corporation (NC)	70	3,022	0.87
8	BNC Bancorp (NC)	38	2,822	0.82
9	First Bancorp (NC)	81	2,466	0.71
10	Fifth Third Bancorp (OH)	59	2,338	0.68
	Total For Institutions In Market	**2,578**	**346,111**	

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FCBN Franchise Overview

- Largest bank headquartered in South Carolina by assets
  - Largest South Carolina headquartered bank by deposits; ranks fourth in South Carolina deposit market share
  - 176 branches
    - 156 in South Carolina / 20 in Georgia
- Excellent asset quality
  - NPAs / Assets of 1.89%
  - LLR / Gross Loans of 1.17%
- Stable, low-cost deposit base
  - 0.09% cost of deposits [1]

South Carolina

Rank	Institution (ST)	Branches	Market Deposits ($M)	Market Share (%)
1	Wells Fargo & Co. (CA)	146	13,308	19.43
2	Bank of America Corp. (NC)	99	9,067	13.24
3	BB&T Corp. (NC)	114	7,446	10.87
4	**First Citizens Bancorp. (SC)**	**156**	**6,333**	**9.25**
5	First Financial Holdings Inc. (SC)	102	4,974	7.26
6	Toronto-Dominion Bank	74	3,407	4.98
7	Synovus Financial Corp. (GA)	42	2,597	3.79
8	SunTrust Banks Inc. (GA)	52	1,962	2.87
9	Palmetto Bancshares Inc. (SC)	31	960	1.40
10	Regions Financial Corp. (AL)	30	817	1.19
	Total For Institutions In Market	**1,366**	**68,485**	

Georgia

Rank	Institution (ST)	Branches	Market Deposits ($M)	Market Share (%)
1	SunTrust Banks Inc. (GA)	263	37,256	20.15
2	Wells Fargo & Co. (CA)	288	29,557	15.98
3	Bank of America Corp. (NC)	196	25,035	13.54
4	Synovus Financial Corp. (GA)	124	11,949	6.46
5	BB&T Corp. (NC)	162	11,403	6.17
6	Regions Financial Corp. (AL)	138	5,870	3.17
7	United Community Banks Inc. (GA)	72	4,868	2.63
8	Community & Southern Hldgs Inc (GA)	42	2,536	1.37
9	State Bank Finl Corp. (GA)	23	2,335	1.26
10	Fidelity Southern Corp. (GA)	34	2,206	1.19
26	**First Citizens Bancorp. (SC)**	**20**	**688**	**0.37**
	Total For Institutions In Market	**2,546**	**184,938**	

(1) Cost of deposits for quarter ending 3/31/14.
Source: SNL Financial; deposit market share as of 6/30/13; branch total for FCBN as of 6/9/14.

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Loan Composition 8 Construction, $589 mm, 4% 1 - 4 Family, $1,375 mm, 10% HELOCs, $2,117 mm, 16% Multifamily, $157 mm, 1% Commercial RE (Owner - Occupied), $5,752 mm, 42% Commercial RE (Other ), $1,308 mm, 10% C&I, $1,106 mm, 8% Consumer, $370 mm, 3% Leases/Other, $752 mm, 6% Construction, $196 mm, 4% 1 - 4 Family, $1,490 mm, 33% HELOCs, $474 mm, 11% Multifamily, $48 mm, 1% Commercial RE (Owner - Occupied), $888 mm, 20% Commercial RE (Other), $143 mm, 3% C&I , $310 mm, 7 % Consumer, $644 mm, 14% Leases/Other, $308 mm, 7% FCNCA FCBN Pro Forma ¹ Construction, $785 mm, 4% 1 - 4 Family, $2,865 mm, 16% HELOCs, $ 2,591 mm, 14% Multifamily, $205 mm, 1% Commercial RE (Owner - Occupied), $6,640 mm, 37% Commercial RE (Other), $1,451 mm, 8% C&I, $1,416 mm, 8% Consumer, $1,014 mm, 6% Leases/Other, $1,060 mm, 6% $13.5 bn Yield on Loans: 4.87% $4.5 bn Yield on Loans: 4.17% $18.0 bn Yield on Loans¹: 4.70% (1) Pro forma loan composition is preliminary and does not give effect to purchase accounting adjustments; yield on loans is loan - we ighted; presented for illustrative purposes only and does not indicate actual results of the combined company. Note: Data as of and for the quarter ending 3/31/14. Source: SNL Financial; company filings.

Deposit Composition 9 Noninterest - bearing DDA, $5,628 mm, 30% Interest - bearing DDA/NOW, $2,184 mm, 12% MMDA/Savings, $7,861 mm, 42% Retail Time, $1,665 mm, 9% Jumbo Time, $1,425 mm, 7% FCNCA FCBN Pro Forma ¹ Noninterest - bearing DDA, $7,737 mm, 30% Interest - bearing DDA/NOW, $4,103 mm, 16% MMDA/Savings, $10,162 mm, 39% Retail Time, $2,400 mm, 9% Jumbo Time, $1,688 mm, 6% Noninterest - bearing DDA, $2,109 mm, 29% Interest - bearing DDA/NOW, $1,919 mm, 26% MMDA / Savings , $2,301 mm, 31% Retail Time, $735 mm, 10% Jumbo Time, $263 mm, 4% $18.8 bn Cost of Deposits: 0.15% $7.3 bn Cost of Deposits: 0.09% $26.1 bn Cost of Deposits¹: 0.13% (1) Pro forma deposit composition is preliminary and does not give effect to purchase accounting adjustments; cost of deposits is de posit - weighted; presented for illustrative purposes only and does not indicate actual results of the combined company. Note: Data as of and for the quarter ending 3/31/14. Source: SNL Financial; company filings.

FCNCA Acquisition Experience

Bank & Thrift Company Transactions

Target / Seller	State	Announcement Date	Status	Deal Value	Target Assets
1st Financial Services Corporation	NC	08/28/13	Completed on 01/01/14	$2.0	$683
Avery County Bank	NC	05/28/03	Completed on 10/20/03	--	$72
First Savings Financial Corporation	NC	04/03/97	Completed on 10/02/97	$10.6	$56
Allied Bank Capital, Inc.	NC	08/07/95	Completed on 02/21/96	$66.3	$269
State Bank	NC	08/29/94	Completed on 03/03/95	$11.9	$54
First Investors Savings Bank, Inc	NC	08/10/94	Completed on 02/23/95	$6.9	$55
Pace American Bank	VA	07/25/94	Completed on 02/03/95	$11.9	$58
Old White Bankshares, Inc.	WV	07/11/94	Completed on 06/01/95	$11.1	$72
First Republic Savings Bank FSB	NC	07/08/94	Completed on 12/08/94	$10.9	$59
Edgecombe Homestead Savings Bank, Inc, SSB	NC	01/24/94	Completed on 08/04/94	$10.9	$39
Bank of Marlinton	WV	01/13/94	Completed on 09/01/94	$9.6	$51
Bank of Bladenboro	NC	08/24/93	Completed on 03/24/94	$3.4	$21
Pioneer Bancorp, Inc.	NC	06/18/93	Completed on 09/23/93	$3.6	$326
Caldwell Savings Bank, Inc	NC	12/11/92	Completed on 06/18/93	$5.3	$53
Catawba SavShares, Inc	NC	10/16/89	Completed on 10/01/90	$7.3	$266

FDIC Transactions

Target / Seller	State	Announcement Date	Target Deposits	Target Assets
Colorado Capital Bank	CO	07/08/11	$673	$607
United Western Bank	CO	01/21/11	$1,823	$1,605
Sun American Bank	FL	03/05/10	$537	$420
First Regional Bank	CA	01/29/10	$1,985	$1,288
Venture Bank	WA	09/11/09	$992	$709
Temecula Valley Bank	CA	07/17/09	$1,355	$965
First American / Gastonia, Clinton	NC	10/08/93	--	--
Surety Federal S&LA	NC	08/27/93	$49	--
First Federal / Louisburg, Franklinton	NC	03/06/92	$0.3	--
Southeastern / Waynesville	NC	09/20/91	--	--
Heritage Federal S&LA	NC	09/21/90	$126	--
North Carolina S&LA, FA	NC	09/21/90	$105	--

Thrift Merger Conversions

Target / Seller	Announcement Date	Status	Gross Proceeds	Target Assets	Deposits Transferred
First Federal Savings Bank	12/20/90	Completed on 07/01/91	$0.0	$460	$434

Note: Dollars in millions.
Source: SNL Financial.

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Benefits To Our Stakeholders 11 • Creates financial benefits for both sets of shareholders • Diversifies revenue stream • Increased organic and acquisitive growth opportunities Shareholders • Unites the First Citizens brands into one franchise • Significantly increases ability to serve larger customers • Convenience of expanded branch network with 577 locations across the Carolinas and Georgia, with key strategic growth locations in 18 states and Washington, D.C. • Continued stability and long - term perspective • Customer - facing associate continuity Customers • Similar culture and values • Performance - driven objectives • Brings together strong management from both companies Employees

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